# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: loanDepot, Inc., CIK 0001831631
CUSIP: 53946R106
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 6561 Irvine Center Drive, Irvine,, California (CA), 92618
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001666602

## Reporting persons
- PCP Managers GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 103,663,004; sole dispositive power 0; shared dispositive power 103,663,004; aggregate amount beneficially owned 103,663,004 (44.2% of the class)
  Comment: Item 9 represents (i) 103,610,038 shares of Class A Common Stock ("Class A Shares") and (ii) 52,966 Class A Shares issuable in respect of Restricted Stock Units ("RSUs") scheduled to vest by November 30, 2026.
  
  Item 11 is calculated based on (i) 234,459,586 Class A Shares outstanding as of November 4, 2026, as reported on the Issuer's Form 10-Q filed on November 9, 2026, and (ii) 52,966 Class A Shares issuable in respect of RSUs scheduled to vest by November 30, 2026 beneficially owned by the Reporting Person(s).
- Brian P. Golson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 103,665,504; sole dispositive power 0; shared dispositive power 103,665,504; aggregate amount beneficially owned 103,665,504 (44.2% of the class)
  Comment: Item 9 represents (i) 103,610,038 Class A Shares, (ii) 52,966 Class A Shares issuable in respect of RSUs scheduled to vest by November 30, 2026 and (iii) 2,500 Class A Shares held of record by Mr. Golson's father and which Mr. Golson oversees for personal reasons.
  
  Item 11 is calculated based on (i) 234,459,586 Class A Shares outstanding as of November 4, 2026, as reported on the Issuer's Form 10-Q filed on November 9, 2026, and (ii) 52,966 Class A Shares issuable in respect of RSUs scheduled to vest by November 30, 2026 beneficially owned by the Reporting Person(s).
- David J. Ament: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 103,663,004; sole dispositive power 0; shared dispositive power 103,663,004; aggregate amount beneficially owned 103,663,004 (44.2% of the class)
  Comment: Item 9 represents (i) 103,610,038 Class A Shares and (ii) 52,966 Class A Shares issuable in respect of RSUs scheduled to vest by November 30, 2026.
  
  Item 11 is calculated based on (i) 234,459,586 Class A Shares outstanding as of November 4, 2026, as reported on the Issuer's Form 10-Q filed on November 9, 2026, and (ii) 52,966 Class A Shares issuable in respect of RSUs scheduled to vest by November 30, 2026 beneficially owned by the Reporting Person(s).

## Item 1. Issuer
Name of issuer: loanDepot, Inc.
Address of issuer's principal executive offices: 6561 Irvine Center Drive, Irvine, California 92618

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) PCP Managers GP, LLC

(ii) Brian P. Golson

(iii) David J. Ament
Address of principal business office or, if none, residence:
600 Montgomery Street
San Francisco, CA 94111
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See responses to Item 8 on each cover page.

The reported securities are directly or indirectly held by funds and entities managed or controlled by the Reporting Persons, including: Parthenon Investors III, L.P., Parthenon Investors IV, L.P., Parthenon Capital Partners Fund, L.P., Parthenon Capital Partners Fund II, L.P., PCAP Partners III, LLC, PCP Partners IV, L.P. and PCP Managers, L.P. (together, the "Parthenon Investors"). PCP Managers GP, LLC directly or indirectly exercises investment control with respect to each of the Parthenon Investors. Brian P. Golson and David J. Ament are Managing Partners of, and exercise decision-making power with respect to, PCP Managers GP, LLC, and therefore have voting and investment control over the reported securities. As such, each of the Reporting Persons may be deemed to beneficially own the reported securities. Notwithstanding the foregoing, this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of February 11, 2022, by and among the Reporting Persons (incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 11, 2022).

## Signatures
- PCP Managers GP, LLC: /s/ Brian P. Golson, Brian P. Golson/Managing Member (11/13/2026)
- Brian P. Golson: /s/ Brian P. Golson, Brian P. Golson, Individually (11/13/2026)
- David J. Ament: /s/ David J. Ament, David J. Ament, Individually (11/13/2026)